UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter Results,” dated November 2, 2018.

Exhibit

1.	Press Release dated November 2, 2018

Textainer Group Holdings Limited

Reports Third-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – November 2, 2018 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third quarter ended September 30,2018.

Key Financial and Business Highlights

•	Total revenues of $149.4 million for the quarter, a $23.8 million increase (or 19.0%) from the third quarter of 2017, driven by strong lease-out and resale activity;
•	Lease rental income of $129.8 million for the quarter, an increase of $17.6 million (or 15.7%) from the third quarter of 2017 and $8.3 million (or 6.8%) from the second quarter of 2018;
•	Adjusted EBITDA(1) of $111.3 million for the quarter, an improvement of $10.7 million (or 10.7%) from the third quarter of 2017 and $2.2 million (or 2.0%) from the second quarter of 2018;
•

Recorded container impairments totaling $16.8 million resulting mostly from two defaulted lessees and additionally the move to disposal of economically unleasable containers. The two defaulted lessees also caused additional container recovery costs of $2.5 million recorded in Direct container expense;

•	Net income of $1.9 million for the quarter, or $0.03 per diluted common share, a decrease of $16.6 million from the third quarter of 2017 and $15.6 million from the second quarter of 2018;
•

Adjusted net income(1) of $4.8 million for the quarter, or $0.08 per diluted common share, a decrease of $13.8 million from the third quarter of 2017 and $12.9 million from the second quarter of 2018. Excluding the impact of impairment and recovery costs for the two defaulted lessees, as well as the write-down of the economically unleasable containers described above, adjusted net income for the quarter would have totaled $22.1 million, or $0.39 per diluted common share;

•	Utilization averaged 98.0% for the quarter and is currently at 98.6%, an improvement of 130 basis points from the average in the third quarter of 2017;
•	Continued growth with container investments of $820 million delivered year-to-date, including over $290 million of new production received during the third quarter; and
•	Effective September 26, 2018, we amended our revolving credit facility to increase its size to $1.5 billion, lower its pricing by 50 basis points, and extend the term to five years.

“Our third quarter performance reflects the continued positive results of our fleet growth and high utilization rate. Lease rental income increased $8.3 million from the previous quarter, marking the eighth-consecutive quarter of lease rental income growth. The average yield of our fleet continued to improve as we locked-in more long-term leases at rates higher than our current fleet average,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

“However, our net income was negatively affected by impairment charges and recovery costs for two defaulting regional shipping lines in Asia. We have now recovered the majority of containers worth recovering and believe the impact of these defaults are mostly behind us. In addition, we decided to dispose of economically unleasable containers which resulted in an impairment write-down during the quarter. Their disposal will help save on storage cost while taking advantage of the current positive resale market to monetize their remaining value.

“We saw strong demand ahead of the Golden Week with 165,000 TEU picked up during the quarter, which included 137,000 TEU of new production. These new containers went on operating leases with an average minimum contractual term in excess of six years and favorable return schedules. Drop-off activity was limited, resulting in a quarterly lease-out to turn-in ratio of 2.5 to 1. Given the strong demand environment, industry-wide factory inventory was further reduced to 600,000 TEU.”

Key Financial Information (in thousands except for per share and TEU amounts):

	QTD		YTD
	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Lease rental income	$129,834	$112,195	$371,639	$328,591
Total revenues	$149,438	$125,600	$423,378	$361,534
Income from operations	$37,156	$45,005	$138,092	$98,556
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913	$18,481	$38,137	$2,154
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.03	$0.32	$0.66	$0.04
Adjusted net income (1)	$4,815	$18,635	$39,554	$8,373
Adjusted net income per diluted common share (1)	$0.08	$0.33	$0.69	$0.15
Adjusted EBITDA (1)	$111,329	$100,606	$325,722	$273,928
Average fleet utilization	98.0%	96.7%	97.9%	96.0%
Total fleet size at end of period (TEU)	3,451,293	3,202,140
Owned percentage of total fleet at end of period	80.9%	77.2%

(1)

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net, costs associated with departing senior executives and the related impact of reconciling items on income tax expense and net income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, costs associated with departing senior executives, income tax expense, net income attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

Third-Quarter Results

Lease rental income increased $17.6 million from the third quarter of 2017 and $8.3 million from the second quarter of 2018. These increases were due to higher utilization, larger fleet size and increases in the average rental rates of the fleet.

Direct container expense increased $5.5 million, compared to the third quarter of 2017, mostly due to $2.5 million in container recovery cost incurred for two lessees that became insolvent in 2018 and higher repositioning expense, partially offset by lower storage costs.

Container impairment was $16.8 million for the quarter, consisting primarily of a $8.1 million write-off for the estimated unrecoverable containers held by two defaulted lessees and $6.9 million in impairments to write down the value of unleasable containers moved to disposal. These unleasable containers are primarily reefer units, many of them recovered from Hanjin, for which there are no near-term lease opportunities due to various technical and commercial factors.

Depreciation expense increased $5.1 million from the third quarter of 2017 and $2.7 million from the second quarter of 2018, primarily due to fleet growth.

In line with our policy of assessing residual values of our containers, we increased the estimated future residual value of our 40’high cube dry containers from $1,350 to $1,400 and decreased the estimated future residual value of our 40’ high cube refrigerated containers from $4,500 to $4,000, effective July 1, 2018. These changes decreased depreciation expense by $0.1 million during this current quarter and are not expected to have a significant impact in upcoming quarters. The revised residual values better reflect our long-term view of used container prices for these container types.

Long-term incentive compensation expense was $3.2 million for the quarter and includes expenses of $1.9 million associated with the acceleration of stock compensation from departing senior executive personnel.

Interest expense increased $5.6 million, compared to the third quarter of 2017, mostly due to higher borrowing costs resulting from a higher ratio of fixed rate debt, a higher average debt balance, and higher interest rates. Realized gains on interest rate swaps, collars and caps, net, increased $1.1 million, compared to the third quarter 2017 due to the increase in interest rates.

Outlook

“Following the very strong lease out activity of the third quarter, we now expect to see restrained demand until the traditional year-end ramp-up leading into Lunar New Year. Given strong competition by manufacturers and a depreciating renminbi, new container prices have recently decreased to about $1,900 per CEU.  Other indicators remain positive, including low depot inventory, low turn-in bookings, and stable resale prices supported by the limited supply of containers available for sale,” continued Mr. Ghesquiere.

“Looking ahead at 2019, the IMF recently revised their 2019 global growth forecast slightly from 3.9% to 3.7% on concerns of unresolved trade disputes. We continue to monitor these developments closely but have not yet seen any material negative impact on container demand.

“We are concentrating on optimizing the profitability of the Company with a particular focus on our yields and transaction terms. In this respect, we intend to continue to strengthen our business operations and financing capacity to meet our customer needs and position ourselves to seize profitable market opportunities as they may arise,” concluded Mr. Ghesquiere.

Conference Call and Webcast

A conference call to discuss the financial results for the third quarter of 2018 will be held at 11:00 am EDT on Friday, November 2, 2018. The dial-in number for the conference call is 1-888-771-4371 (U.S.) and 1-847-585-4405 (outside the U.S.). The participant passcode for both dial-in numbers is 47731452. The call may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com. A webcast replay will be available one hour after the live call through November 1, 2019.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the impact of the two defaulted lessees are mostly behind us; (ii) the disposal of economically unleasable equipment in the third quarter will reduce future storage; (iii) we expect to see slower demand until the traditional year-end ramp-up leading into Lunar New Year; (iv) our revised residual values better reflect long-term views of used container prices for these container types. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2018.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Michael K. Chan

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8261

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018		2017		2018		2017
Revenues:
Lease rental income		$129,834		$112,195		$371,639		$328,591
Management fees		4,031		4,193		12,578		10,949
Trading container sales proceeds		7,123		1,237		12,681		4,089
Gain on sale of containers, net		8,450		7,975		26,480		17,905
Total revenues		149,438		125,600		423,378		361,534
Operating expenses:
Direct container expense		16,534		11,026		43,684		45,574
Cost of trading containers sold		5,319		841		10,535		2,846
Depreciation expense		60,444		55,354		174,571		175,606
Container impairment		16,784		1,956		18,554		6,481
Amortization expense		439		1,151		3,219		3,047
General and administrative expense		8,453		7,232		25,172		21,886
Short-term incentive compensation expense		864		805		2,591		2,167
Long-term incentive compensation expense		3,170		1,473		5,902		4,254
Bad debt expense, net		275		757		1,058		1,117
Total operating expenses		112,282		80,595		285,286		262,978
Income from operations		37,156		45,005		138,092		98,556
Other (expense) income:
Interest expense		(35,706)		(30,069)		(101,838)		(88,386)
Write-off of unamortized deferred debt issuance costs and bond discounts		(881)		(238)		(881)		(7,466)
Interest income		446		191		1,153		408
Realized gains (losses) on interest rate swaps, collars and caps, net		1,268		154		3,951		(1,487)
Unrealized gains on interest rate swaps, collars and caps, net		22		151		2,248		1,213
Other, net		(1)		(4)		(1)		(1)
Net other expense		(34,852)		(29,815)		(95,368)		(95,719)
Income before income tax and noncontrolling interests		2,304		15,190		42,724		2,837
Income tax benefit (expense), net		224		4,783		(1,262)		(431)
Net income		2,528		19,973		41,462		2,406
Less: Net income attributable to the noncontrolling interests	(615)		(1,492)		(3,325)		(252)
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913		$18,481		$38,137		$2,154
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.03		$0.33		$0.67		$0.04
Diluted	$0.03		$0.32		$0.66		$0.04
Weighted average shares outstanding (in thousands):
Basic	57,212		56,823		57,144		56,806
Diluted	57,426		57,180		57,438		57,042
Other comprehensive income:
Foreign currency translation adjustments		(93)		53		(82)		149
Comprehensive income		2,435		20,026		41,380		2,555
Comprehensive income attributable to the noncontrolling interests		(615)		(1,492)		(3,325)		(252)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$1,820		$18,534		$38,055		$2,303

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2018 and December 31, 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$154,572	$137,894
Accounts receivable, net of allowance for doubtful accounts of $2,554 and $5,775, respectively	93,645	78,312
Net investment in direct financing and sales-type leases	50,885	56,959
Trading containers	12,197	10,752
Containers held for sale	29,937	22,089
Prepaid expenses and other current assets	12,988	12,243
Insurance receivable	653	15,909
Due from affiliates, net	1,415	1,134
Total current assets	356,292	335,292
Restricted cash	84,690	99,675
Containers, net of accumulated depreciation of $1,278,386 and $1,172,355, respectively	4,174,469	3,791,610
Net investment in direct financing and sales-type leases	116,496	125,665
Fixed assets, net of accumulated depreciation of $11,344 and $10,788, respectively	1,967	2,151
Intangible assets, net of accumulated amortization of $42,763 and $44,279, respectively	7,886	11,105
Interest rate swaps, collars and caps	9,985	7,787
Deferred taxes	1,558	1,563
Other assets	4,238	5,494
Total assets	$4,757,581	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$7,110	$6,867
Accrued expenses	16,521	13,365
Container contracts payable	249,915	131,087
Other liabilities	216	235
Due to owners, net	9,968	11,131
Debt, net of unamortized deferred financing costs of $5,836 and $3,989, respectively	195,950	233,681
Total current liabilities	479,680	396,366
Debt, net of unamortized deferred financing costs of $24,097 and $20,045, respectively	3,003,282	2,756,627
Interest rate swaps, collars and caps	31	81
Income tax payable	9,436	9,081
Deferred taxes	7,233	5,881
Other liabilities	1,867	2,024
Total liabilities	3,501,529	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,779,493 shares issued and 57,149,493 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	578	578
Additional paid-in capital	404,207	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(391)	(309)
Retained earnings	801,738	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,196,983	1,152,542
Noncontrolling interests	59,069	57,740
Total equity	1,256,052	1,210,282
Total liabilities and equity	$4,757,581	$4,380,342

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Cash flows from operating activities:
Net income	$41,462	$2,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	174,571	175,606
Container impairment	18,554	6,481
Bad debt expense, net	1,058	1,117
Unrealized gains on interest rate swaps, collars and caps, net	(2,248)	(1,213)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	7,616	18,345
Amortization of intangible assets	3,219	3,047
Gain on sale of containers, net	(26,480)	(17,905)
Share-based compensation expense	6,334	4,701
Changes in operating assets and liabilities	(852)	3,869
Total adjustments	181,772	194,048
Net cash provided by operating activities	223,234	196,454
Cash flows from investing activities:
Purchase of containers and fixed assets	(572,948)	(57,717)
Proceeds from sale of containers and fixed assets	106,504	97,794
Receipt of payments on direct financing and sales-type leases, net of income earned	45,321	48,492
Insurance proceeds received for unrecovered containers	—	12,466
Net cash (used in) provided by investing activities	(421,123)	101,035
Cash flows from financing activities:
Proceeds from debt	1,688,026	1,510,130
Principal payments on debt	(1,476,401)	(1,719,019)
Debt issuance costs	(10,017)	(25,911)
Dividends paid to noncontrolling interest	(1,996)	—
Issuance of common shares upon exercise of share options	52	494
Net cash provided by (used in) financing activities	199,664	(234,306)
Effect of exchange rate changes	(82)	149
Net increase in cash, cash equivalents and restricted cash	1,693	63,332
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of the period	$239,262	$205,455

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months and Ended September 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2018 and 2017, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income(defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net, costs associated with departing senior executives, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(d)

net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net, costs associated with departing senior executives, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized gains will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized gains on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913	$18,481	$38,137	$2,154
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	881	238	881	7,466
Unrealized gains on interest rate swaps, collars and caps, net	(22)	(151)	(2,248)	(1,213)
Costs associated with departing senior executives	2,368	—	2,368	—
Impact of reconciling items on income tax expense	(506)	1	(484)	(103)
Impact of reconciling items on net income attributable to the noncontrolling interests	181	66	900	69
Adjusted net income	$4,815	$18,635	$39,554	$8,373
Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.03	$0.32	$0.66	$0.04
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	0.02	0.01	0.02	0.13
Unrealized gains on interest rate swaps, collars and caps, net	—	—	(0.04)	(0.02)
Costs associated with departing senior executives	0.04	—	0.04	—
Impact of reconciling items on income tax expense	(0.01)	—	(0.01)	—
Impact of reconciling items on net income attributable to the noncontrolling interests	—	—	0.02	—
Adjusted net income per diluted common share	$0.08	$0.33	$0.69	$0.15

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$1,913	$18,481	$38,137	$2,154
Adjustments:
Interest income	(446)	(191)	(1,153)	(408)
Interest expense	35,706	30,069	101,838	88,386
Write-off of unamortized deferred debt issuance costs and bond discounts	881	238	881	7,466
Realized (gains) losses on interest rate swaps, collars and caps, net	(1,268)	(154)	(3,951)	1,487
Unrealized gains on interest rate swaps, collars and caps, net	(22)	(151)	(2,248)	(1,213)
Income tax expense	(224)	(4,783)	1,262	431
Net income attributable to the noncontrolling interests	615	1,492	3,325	252
Depreciation expense	60,444	55,354	174,571	175,606
Container impairment	16,784	1,956	18,554	6,481
Amortization expense	439	1,151	3,219	3,047
Impact of reconciling items on net income attributable to the noncontrolling interests	(3,493)	(2,856)	(8,713)	(9,761)
Adjusted EBITDA	$111,329	$100,606	$325,722	$273,928
Net cash provided by operating activities			$223,234	$196,454
Adjustments:
Bad debt expense, net			(1,058)	(1,117)
Amortization of unamortized deferred debt issuance costs and accretion of bond discount			(7,616)	(18,345)
Gain on sale of containers, net			26,480	17,905
Share-based compensation expense			(6,334)	(4,701)
Interest income			(1,153)	(408)
Interest expense			101,838	88,386
Write-off of unamortized deferred debt issuance costs and bond discounts			881	7,466
Realized (gains) losses on interest rate swaps, collars and caps, net			(3,951)	1,487
Income tax expense			1,262	431
Changes in operating assets and liabilities			852	(3,869)
Impact of reconciling items on net income attributable to the noncontrolling interests			(8,713)	(9,761)
Adjusted EBITDA			$325,722	$273,928

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2018

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer